                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         For the fiscal year ended September 30, 2003

                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ___________ to ___________

  Commission file number ____________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           THE WINTON SAVINGS AND LOAN CO. 401(k) PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Winton Financial Corporation
                                5511 Cheviot Road
                             Cincinnati, Ohio 45247

                              REQUIRED INFORMATION

                  The following financial statements and supplemental schedules for The Winton Savings and Loan Co.401(k) Profit Sharing Plan are being filed herewith:

                                           Description                                               Page No.
                                           -----------                                               --------
Table of Contents

Independent Auditors' Report.....................................................................       1-2

Audited Financial Statements:

Statements of Net Assets Available for Benefits..................................................         3

Statement of Changes in Net Assets Available for Benefits........................................         4

Notes to Financial Statements....................................................................       5-8

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year...................................      9-14

                 The following exhibit is being filed herewith:

Exhibit No.                                             Description
                                                        -----------
   23                      Consent of Flagel, Huber, Flagel & Co.................................        17

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

                                FINANCIAL REPORT

                           SEPTEMBER 30, 2003 AND 2002

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                           SEPTEMBER 30, 2003 AND 2002

Independent Auditor's Report                                                          Pages 1 - 2

Statements of Net Assets Available for Benefits                                                 3

Statement of Changes in Net Assets Available for Benefits                                       4

Notes to Financial Statements                                                               5 - 8

Schedule of Assets Held for Investment Purposes at End of Year                             9 - 14

                           FLAGEL, HUBER, FLAGEL & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
The Winton Savings and Loan Co. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of The Winton Savings and Loan Co. 401(k) Profit Sharing Plan as of September 30, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for benefits of The Winton Savings and Loan Co. 401(k) Profit Sharing Plan as of September 30, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of The Winton Savings and Loan Co. 401(k) Profit Sharing Plan as of September 30, 2002, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits referred to in the preceding paragraph and, accordingly, do not express an opinion or any other form of assurance on it.

/s/ Flagel, Huber, Flagel & Co.

Certified Public Accountants

Cincinnati, Ohio

March 13, 2004

           THE WINTON SAVINGS AND LOAN CO. 401(k) PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                 SEPTEMBER 30,
                                                                             2002
                   ASSETS                                    2003        (UNAUDITED)
                                                          ----------     -----------
     Cash and money market funds                          $  454,064     $   362,494
                                                          ----------     -----------

     Investments, at fair value:
           Registered investment companies                 1,816,275       1,042,710
           U.S. Government securities                              0           9,710
           Preferred corporate debt instruments               25,762          33,493
           Stocks:
               Common - Winton Financial Corporation       6,219,946       4,472,559
               Other Common                                  189,952         163,180
               Preferred                                      18,294          14,403
           Participant loans                                 204,688         197,039
                                                          ----------     -----------
                  Total investments                        8,474,917       5,933,094
                                                          ----------     -----------

     Receivables:
           Participant contributions                          14,021               0
           Employer contributions                            187,947          50,000
                                                          ----------     -----------
                  Total receivables                          201,968          50,000
                                                          ----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $9,130,949     $ 6,345,588
                                                          ==========     ===========

        The accompanying notes are an integral part of these statements.

           THE WINTON SAVINGS AND LOAN CO. 401(k) PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED SEPTEMBER 30, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
         Investment income:
            Net investment gain from registered investment companies          $  312,119
            Net realized and unrealized gains                                  1,603,751
            Interest on cash and money market funds                                2,970
            Interest on corporate debt instruments                                 1,383
            Dividends:
               Common                                                            190,453
               Preferred                                                             714
            Interest on participant loans                                         13,625
                                                                              ----------
                                                                               2,125,015
                                                                              ----------

         Contributions:
            Participants                                                         405,985
            Employer                                                             318,713
            Rollover                                                               1,776
                                                                              ----------
                                                                                 726,474
                                                                              ----------

                     TOTAL ADDITIONS                                           2,851,480
                                                                              ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                            63,742
         Administrative expenses                                                   2,386
                                                                              ----------
                                                                                  66,128
                                                                              ----------

                     NET INCREASE                                              2,785,361
                                                                              ----------

NET ASSETS AVAILABLE FOR BENEFITS:

         Balance - beginning of year                                           6,345,588
                                                                              ----------

         Balance - end of year                                                $9,130,949
                                                                              ==========

        The accompanying notes are an integral part of these statements.

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2003 AND 2002

1.       DESCRIPTION OF THE PLAN

         The following description of The Winton Savings and Loan Co. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan with a cash or deferred arrangement covering substantially all employees who have completed six
         (6) months of service and have attained the age of twenty-one (21). The Plan was amended and restated in its entirety effective October 1, 2001, and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

         Contributions

         The Plan provides for contributions by participating employees as a percentage of their qualifying compensation, not to exceed the maximum amount deductible under the applicable provisions of the Internal Revenue Code of 1986, as amended. The Winton Savings and Loan Co. (the Employer) is permitted to make matching contributions equal to a discretionary percentage (determined annually by the Employer) of the participants' voluntary contributions. During the year ended September 30, 2003, the Employer elected to make matching contributions of fifty percent (50%) of the first six percent (6%) of participants' voluntary contributions. For participants who have completed a year of service during the plan year and are actively employed on the last day of the plan year, the Employer may also make a discretionary qualified non-elective contribution equal to a percentage (determined annually by the Employer) of the participant's qualifying compensation. There was no qualified non-elective contribution made for the plan year ended September 30, 2003. In addition to the discretionary amount, the Employer may make an additional discretionary profit sharing contribution (determined annually by the Employer). For the plan year ended September 30, 2003, the employer made a profit sharing contribution of $182,800.

         Participant Accounts

         Each participant's account is credited with (a) participant contributions, (b) the Employer's contributions, (c) an allocation of Plan earnings and losses, and (d) Plan expenses. Allocations are based on participant earnings or account balances, as defined. The participants direct the investment of their account balances among certain investment options offered by the Plan. All participant and Employer contributions are invested in accordance with the participants' investment selection.

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2003 AND 2002

1.       DESCRIPTION OF THE PLAN (Continued)

         Rollovers

         The Plan may permit participants to transfer distributions from other qualified plans into the Plan. Amounts which were transferred to this plan from the Winton Financial Corporation Employee Stock Ownership Plan effective February 28, 2002 were set up in their own separate Employee Stock Ownership Transfer Account, as defined in the Plan agreement.

         Vesting

         Participants are 100% vested in their accounts immediately upon their entry date into the Plan.

         Payment of Benefits

         The benefit to which a plan participant is entitled is the benefit that can be provided by the contributions made and income earned on investments. Upon service or disability retirement, death, or termination, a participant or beneficiary will receive an amount equal to the value of his account, including earnings. The benefit will be paid in either a lump-sum amount or annual installments over the participant's life expectancy.

         Hardship Withdrawals

         The Plan allows for hardship withdrawals in the event of immediate and heavy financial need of up to 100% of a participant's account balance, except for a participant's balance of their Employee Stock Ownership Transfer Account, if any.

         Payment of Expenses

         All expenses of administration may be paid out of the trust fund unless paid by the Employer. Such expenses shall include any expenses incident to the functioning of the administrator, including, but not limited to, fees of accountants, counsel, and other specialists and their agents, and other costs of administering the Plan. Until paid, the expenses shall constitute a liability of the trust fund. However, the Employer may reimburse the trust fund for any administration expense incurred. Any administration expense paid to the trust fund as a reimbursement shall not be considered an Employer contribution.

         Plan Investment Options

         The Plan currently offers eleven (11) investment options for contributions, including Winton Financial Corporation stock. Participants also had the option to purchase any publicly-traded security. However, effective October 1, 2002 this option was terminated and any future contributions to this program were frozen. When participant and employer contributions are to be invested with Employer stock, the funds are transferred to a stock purchase account (money market). The stock is purchased in whole shares.

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2003 AND 2002

1.       DESCRIPTION OF THE PLAN (Continued)

         Participant Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, except amounts from a participant's Employee Stock Ownership Transfer Account. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The financial statements of the Plan are prepared on the accrual basis of accounting.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are reflected on a trade-date basis. Gain or loss realized on securities sold is determined using specific cost. Interest and dividends are recorded when earned.

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net investment gain (loss), which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

         Payment of Benefits

         Benefits are recorded when paid.

         Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2003 AND 2002

3.       PLAN TERMINATION

         While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan by the Employer, the accounts of the affected participants shall remain fully vested, and assets remaining in the Plan shall be distributed to participants in proportion to their respective account balances.

4.       TAX STATUS

         The Plan sponsor believes the Plan meets the requirements for tax qualification described in Section 401(a) of the Code. Accordingly, the Plan's related trust is exempt from tax under Section 501(a) of the Code. A favorable determination letter has been received from the Internal Revenue Service on the tax qualification of the Plan, dated September 4, 2001. The Plan has been amended since receiving the determination letter. Continued qualification of the Plan will depend upon its operation in accordance with applicable requirements of the Code.

5.       INVESTMENT INFORMATION AND FINANCIAL SCHEDULES

         The following is a summary of investment information regarding the Plan, included in the Plan's financial statements. Investments that represent five percent (5%) or more of the Plan's net assets as of September 30, 2003 are separately identified:

                                                                    Fair Value
                                                                                  2002
      Investments                                             2003             (UNAUDITED)
      -----------                                             ----             -----------
Winton Financial Corp.                                 $       6,219,946      $   4,472,559
Other investments                                              2,709,035          1,823,029
                                                       -----------------      -------------
                                                       $       8,928,981      $   6,295,588
                                                       =================      =============

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                E.I.N. 31-0493160
                                   PLAN # 002

                               SEPTEMBER 30, 2003

                                                                 (c)
                            (b)                            DESCRIPTION OF
                        IDENTITY OF                     INVESTMENT INCLUDING
                     ISSUER, BORROWER,                 MATURITY DATE, RATE OF                                          (e)
                    LESSOR, OR SIMILAR                  INTEREST, COLLATERAL,                        (d)             CURRENT
  (a)                     PARTY                         PAR OR MATURITY VALUE                        COST             VALUE
-------    --------------------------------------    ----------------------------------           -----------    ---------------
           American Express Company                   180 shares common stock                            **        $     8,111

           Amylin Pharmaceuticals, Inc.               100 shares common stock                           743              2,828

           Apache Corp.                               100 shares common stock                         5,408              6,614

           Audiocodes Ltd.                            150 shares common stock                         2,459              1,125

           Boeing Company                             100 shares common stock                         3,536              3,433

           Bristol-Myers Squibb Co.                   100 shares common stock                         5,329              2,566

           ChevronTexaco Corp.                        100 shares common stock                         7,013              7,145

           Churchill Downs Inc.                       100 shares common stock                         3,641              3,765

           Cinergy Corp.                              100 shares common stock                         3,565              3,670

           Cisco Systems, Inc.                        980 shares common stock                            **             18,768

           Clear Channel Communications, Inc.         92 shares common stock                             **              3,524

           Comerica Inc.                              100 shares common stock                         6,987              4,660

           ConocoPhillips                             50 shares common stock                          2,844              2,738

           Convergys Corp.                            200 shares common stock                         3,179              3,668

           Cytogen Corp.                              30 shares common stock                          3,327                321

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                E.I.N. 31-0493160
                                   PLAN # 002

                               SEPTEMBER 30, 2003

                                                                 (c)
                            (b)                             DESCRIPTION OF
                        IDENTITY OF                     INVESTMENT INCLUDING
                     ISSUER, BORROWER,                 MATURITY DATE, RATE OF                                         (e)
                    LESSOR, OR SIMILAR                  INTEREST, COLLATERAL,                         (d)           CURRENT
  (a)                     PARTY                         PAR OR MATURITY VALUE                         COST           VALUE
-------    --------------------------------------    ----------------------------------           -----------    ---------------
           Delphi Corporation                        45 shares common stock                              **              407

           DPL, Inc.                                 200 shares common stock                          2,958            3,430

           Elmira Savings Bank, FSB                  66 shares common stock                           1,486            1,913

           Fifth Third Bancorp                       45 shares common stock                              **            2,499

           General Electric Company                  159 shares common stock                             **            4,740

           General Motors Corp.                      65 shares common stock                              **            2,660

           Home Depot, Inc.                          150 shares common stock                          4,793            4,778

           Honeywell International Inc.              200 shares common stock                             **            5,270

           Intel Corp.                               480 shares common stock                             **           12,930

           J.M. Smucker Co.                          2 shares common stock                               **               84

           Johnson & Johnson                         100 shares common stock                          5,193            4,952

           KeyCorp                                   100 shares common stock                          2,469            2,557

           LSB Financial Corp.                       150 shares common stock                          2,598            3,675

           Liberty Media Corp.                       200 shares common stock                          3,730            1,994

           Eli Lilly and Co.                          50 shares common stock                          3,512            2,970

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                E.I.N. 31-0493160
                                   PLAN # 002

                               SEPTEMBER 30, 2003

                                                                    (c)
                            (b)                                DESCRIPTION OF
                       IDENTITY OF                          INVESTMENT INCLUDING
                     ISSUER, BORROWER,                     MATURITY DATE, RATE OF                                    (e)
                    LESSOR, OR SIMILAR                      INTEREST, COLLATERAL,                    (d)           CURRENT
  (a)                     PARTY                             PAR OR MATURITY VALUE                    COST           VALUE
-------    --------------------------------------    ----------------------------------           ---------      -----------
           Merchants & Manufacturers
           Bancorporation, Inc.                      100 shares common stock                          3,051            3,650

           Microsoft Corp.                           200 shares common stock                          5,250            5,460

           Oracle Corp.                              800 shares common stock                          2,888            8,880

           Pfizer Inc.                               150 shares preferred stock                       6,084            4,557
                                                     $0.05 par value

           Procter & Gamble Company                  300 shares common stock                             **           27,846

           Provident Financial Group, Inc.           98 shares common stock                           2,000            2,741

           SBC Communications Inc.                   500 shares preferred stock                      13,988           11,125
                                                     $1.00 par value

           Salisbury Bancorp, Inc.                   100 shares common stock                          2,546            3,000

           Schering-Plough Corp.                     50 shares common stock                           1,804              762

           Sirna Therapeutics, Inc.                  50 shares common stock                           1,832              286

           Strategic Diagnostics, Inc.               500 shares common stock                          2,086            2,075

           Universal Corp.                           100 shares common stock                          3,394            4,213

           Verizon Communications Inc.               100 shares common stock                          3,255            3,244

  *        Winton Financial Corp.                    474,805 shares common stock                         **        6,219,946

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                E.I.N. 31-0493160
                                   PLAN # 002

                               SEPTEMBER 30, 2003

                                                                 (c)
                             (b)                             DESCRIPTION OF
                        IDENTITY OF                       INVESTMENT INCLUDING
                     ISSUER, BORROWER,                   MATURITY DATE, RATE OF                                      (e)
                    LESSOR, OR SIMILAR                    INTEREST, COLLATERAL,                      (d)           CURRENT
 (a)                       PARTY                          PAR OR MATURITY VALUE                     COST            VALUE
-------    --------------------------------------    ----------------------------------           ---------      -----------
                                                     200 shares preferred stock,
           Duke Energy Corp                          convertible, 8.25%                               4,232            2,612

           General Motors
           Acceptance Corp.                          10,000 notes, 5.30%, due 11/12/03                9,966           10,056

                                                     5,000 GLB series notes, 5.75%,
           J.P. Morgan Chase & Co.                   due 2/25/2004                                    5,002            5,114

                                                     400 cumulative preferred
           Provident Capital                         securities, 9.45%, due
           Trust IV                                  3/30/2031                                        9,795           10,592

           AIM Blue Chip Fund                        Registered investment company                   80,666           81,426

           American Income Fund
           of America                                Registered investment company                    5,042            5,104

           Calvert Income Fund                       Registered investment company                   12,411           13,315

           Davis New York Venture Fund               Registered investment company                  151,938          162,997

           Dreyfus Premier High
           Income Fund                               Registered investment company                    5,069            5,221

           Evergreen Select
           Adjustable Rate Fund                      Registered investment company                    5,062            5,035

           Fidelity Advisor Equity Growth Fund       Registered investment company                  516,238          407,500

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                E.I.N. 31-0493160
                                   PLAN # 002

                               SEPTEMBER 30, 2003

                                                                     (c)
                            (b)                                DESCRIPTION OF
                        IDENTITY OF                         INVESTMENT INCLUDING
                     ISSUER, BORROWER,                     MATURITY DATE, RATE OF                                    (e)
                    LESSOR, OR SIMILAR                      INTEREST, COLLATERAL,                    (d)           CURRENT
  (a)                     PARTY                             PAR OR MATURITY VALUE                    COST           VALUE
-------    --------------------------------------    ----------------------------------           ---------      -----------
           Fidelity Advisor Equity Portfolio
           Growth Fund                               Registered investment company                  318,355          308,230

           Fidelity Advisor Equity
           Income Fund                               Registered investment company                   80,339           75,641

           Fidelity Advisor
           Balanced Fund                             Registered investment company                  168,239          159,771

           Fidelity Advisor Growth Opportunity
           Fund                                      Registered investment company                  463,578          363,149

           Fidelity Floating Rate High Income
           Fund                                      Registered investment company                    5,339            5,335

           Fidelity Advisor Health
           Care Fund                                 Registered investment company                    9,987            9,236

           Franklin Income Fund                      Registered investment company                   21,195           24,277

           Franklin Small-Mid Cap Growth Fund        Registered investment company                   95,801           92,717

           Lord Abbett America's
           Value Fund                                Registered investment company                    5,113            4,703

           Merrill Lynch Focus
           Twenty Fund                               Registered investment company                      697              175

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                E.I.N. 31-0493160
                                   PLAN # 002

                               SEPTEMBER 30, 2003

                                                                   (c)
                            (b)                               DESCRIPTION OF
                        IDENTITY OF                        INVESTMENT INCLUDING
                     ISSUER, BORROWER,                    MATURITY DATE, RATE OF                                     (e)
                    LESSOR, OR SIMILAR                     INTEREST, COLLATERAL,                     (d)           CURRENT
  (a)                      PARTY                           PAR OR MATURITY VALUE                     COST           VALUE
-------    --------------------------------------    ----------------------------------           ---------      -----------
           Oppenheimer International Growth Fund     Registered investment company                   84,944           84,565

           PIMCO High Yield Fund                     Registered investment company                    5,384            6,117

           Strong Opportunity Fund                   Registered investment company                    2,008            1,761

           Merrill Lynch Cash Management Account        Money market fund                           454,064          454,064

           Winton Savings and Loan Co.                  Participant Loans
                                                        Low:   5.0%
                                                        High:  9.1%                                       0          204,688
                                                                                                                 -----------

                                                                                                                  $8,928,981
                                                                                                                 ===========

*        Party-in-interest

** Indicates investments for which the custodian does not provide historical cost information as of September 30, 2003.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE WINTON SAVINGS AND LOAN CO.
                                        401(k) PROFIT SHARING PLAN

                                             By: The Winton Savings and Loan Co.
                                             Its:  Trustee

Date: April 21, 2004

                                                     By: /s/ Gregory P. Niesen
                                                         -----------------------

                         THE WINTON SAVINGS AND LOAN CO.
                           401(k) PROFIT SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED SEPTEMBER 30, 2003

                                INDEX TO EXHIBITS

Exhibit No.                                      Description
-----------                                      -----------
     23                             Consent of Flagel, Huber, Flagel & Co.